

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

<u>Via E-mail</u>
Mr. John Ritchie
Chief Financial Officer
Ubiquiti Networks, Inc.
650 Page Mill Road
Palo Alto, CA 94304

> **Re: Ubiquiti Networks, Inc.**
> **Registration Statement on Form S-1**
> **Filed on June 17, 2011**
> **File No. 333-174974**

Dear Mr. Ritchie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so

that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

3. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

4. We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We note, by way of example only, the Gartner reports cited on page 2, and the various industry and market reports referenced on page 34.

5. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1

6. In order to provide greater balance to your summary, please revise to include disclosure that addresses some of the principal challenges the company faces, beyond the general reference to your being "subject to numerous risks." Please revise to address that:

- Your future operating results are difficult to predict;

- The majority of your revenues in fiscal 2010 were derived from two systems, 802.11 and AirMax;

- A decrease of participation in the Ubiquiti Community would negatively impact your financial condition.

- You are entirely reliant on Atheros Communications, recently acquired by Qualcomm, for the provision of the chipsets included in substantially all of your products, and that your contract with Atheros ends on September 1, 2011.

- Your business model has in the past led to control issues and difficulties complying with regulatory and other requirements which you have only recently begun to address.

Risk Factors, page 10

7.   Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "If our contract manufacturers do not respect our intellectual property and trade secrets, our business, operating results and financial condition could be materially adversely affected," on page 20, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "financial condition and results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

We rely upon a limited number of distributors, and the loss of existing, or need to add new, distributors may cause disruptions in our shipments, which may materially adversely affect our business, operating results, and financial condition., page 10

8.   Please revise to indicate the aggregate percentage of your revenues that the two distributors you reference represent. Likewise, please revise to name the two distributors. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

The wireless networking markets in which we compete are highly competitive, and
       competitive pressures from existing and new products and solutions may have a
       material adverse effect on our business, revenues, growth rates and market share.,
       page 11

9.   Your discussions in the final two paragraphs of this risk factor appear sufficiently
        specific as to warrant either separate risk factor disclosure, or subheadings to direct
        the reader to the more specific risks you discuss here. Please revise, or advise us why
        you believe no revisions are needed.

We are subject to numerous U.S. export control and economic sanctions laws and a
substantial majority of our sales are into countries outside of the United States., page 13

10.   Please revise your heading to indicate the percentage of your sales that take place in
        countries outside of the United States.

11.   You disclose that the sale of certain of your products into Iran, Cuba, Syria, the Sudan
        and North Korea is restricted or prohibited under U.S. export control and economic
        sanctions laws. Please confirm to us that you do not have and have not had direct or
        indirect contacts with Syria, Sudan or Cuba, countries that, like Iran, are designated
        by the State Department as state sponsors of terrorism.

12.   You state that certain of your products are included on the Commerce Control List in
        the Export Administration Regulations. You also state that you cannot determine
        which of your products Distributor 1 sold directly or indirectly to persons in Iran.
        With a view to disclosure in the risk factor, please tell us whether any of the products
        you sold to Distributor 1 are dual-use products and, if so, the types of military uses to
        which they may be put.

13.   You also state that Distributor 2 sold your products into Iran. With a view to
        disclosure in the risk factor, please tell us the nature of your products Distributor 2
        sold into Iran, whether any of those products are dual-use products and, if so, the
        types of military uses to which they may be put.

14.   Please confirm to us that you will disclose significant developments in the Department of Commerce and OFAC reviews and/or any resulting Commerce or OFAC proceedings in this filing and in your subsequent periodic reports.

Our profitability may decline as we expand into new product areas., page 17

15.   Please revise your risk factor to address how adding a direct sales force or customer support personnel would affect your pricing model.

We and our contract manufacturers purchase some components, subassemblies, and products from a limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components., page 19

16.   Given the significance of the license agreement with Atheros to your business, please revise to provide a subheading to that part of your risk factor disclosure where you discuss its potential for termination.

17.   Please revise to clarify how the Atheros contract may be terminated "for convenience" at the end of the annual contract term on September 1, 2011.

18.   Please revise to indicate whether Qualcomm's acquisition of Atheros Communications necessitates renegotiation of the license agreement, or whether Qualcomm can succeed to the obligations entered into by Atheros, including with respect to the potential for automatic extension of the term. As applicable, please similarly revise at "Manufacturing and Suppliers" at page 78.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer., page 21

19.   Please revise to indicate how your rapid growth resulted in your becoming subject to a variety of regulatory and other requirements.

20.   Please revise to briefly discuss the specific policies and procedures you have
        instituted to identify and monitor your compliance with your regulatory and other
        compliance obligations since the hiring of your CFO in May, 2010. Explain why
        these policies continue to remain "nascent." Specify the steps the limited staff
        designated for this purpose will take to ensure compliance and enforcement of your
        new policies. Please address, among other things, whether or not e-mails from a
        distributor reporting sales to Iran would, subsequent to the retention of your CFO,
        continue to be "overlooked" as you state on page 14 that they were.

Failure to comply with the United States Foreign Corrupt Practices Act and similar laws
        associated with our activities outside the United States could subject us to penalties
        and other adverse consequences., page 22

21.   Please revise to identify the specific steps you have taken to develop your
        infrastructure designed to identity FCPA matters and monitor compliance, and why it
        remains in the "early stage." Similar to the previous comment, explain how the
        nascent development of this infrastructure is the result of your rapid growth.

If we fail to protect our intellectual property rights adequately…, page 25

22.   Given that the substantial majority of your products are manufactured in China,
        please break out under a separate heading the specific risk this fact poses to
        preserving your intellectual property rights. Address in more robust detail how the
        legal regime relating to property rights differs, i.e., how it is "limited" and "more
        difficult to enforce," and the potential impact these differences might have on your
        intellectual property rights.

We will incur increased costs and demands upon management as a result of complying with
        the laws and regulations affecting public companies…, page 31

23.   Please revise, if possible, to provide an estimate of the costs associated with your
        becoming a public company.

Selected Consolidated Financial Data, page 39

24.   We note that you accrued a preferred stock dividend and an accretion cost of
        preferred stock for the year ended June 30, 2010. We note that the stock was issued
        on March 2, 2010. Tell us why you have not accrued any of these costs in the nine
        months ended March 31, 2010.

25.   Please revise the disclosure of non-GAAP financial measures at page 41 to address
        the following items:

        • Include a schedule that reconciles the financial measure of non-GAAP operating
          expense as a percentage of total revenue to the measure calculated on a GAAP
          basis.

        • Revise title of your "non-GAAP net income" measure to use a label that more
          clearly describes the adjustments and how this measure differs from net income.

        • Please expand the disclosure to more clearly explain why you believe the
          exclusion of stock compensation expense provides a "more accurate depiction of
          [y]our actual operating results."

Stock-based compensation, page 47

26.   Expand the disclosure of the methodology used to estimate the fair value of common
        stock to include a table showing the number of stock options granted during each
        quarter for the latest fiscal year and subsequent interim period, the estimated fair
        value of common stock at the grant date and the fair value of the options. We may
        have additional comments when you disclose the anticipated offering price.

27.   Disclose how you use the results of the valuations under each of the three methods
        described at page 48 to arrive at the estimated fair value of the company.

Provisions for Income Taxes, page 56

28.   Please provide us with more details of the changes in your effective tax rate. Expand
        on your disclosure that the lower rate was a result of higher income in lower tax
        jurisdictions. With a view toward expanded disclosure, also tell us the reason for the
        large tax charge related to stock-based compensation in 2010 as disclosed in your

effective tax rate reconciliation in Note 11 on page F-28. Further tell us why the provision for income taxes changed significantly from 2009 to 2010 for both domestic and international components on page F-27.

Revenues by Geography, page 57

29.   Please include the details of the sales to Europe, Middle East, and Africa by each individual country or region.

Business, page 66

30.   Please include the disclosure required by Item 101(a) of Regulation S-K regarding the business history for the past 5 years of the company and its subsidiaries and predecessors.

31.   Please revise to include comprehensive disclosure concerning the laws and regulations, both foreign and domestic, to which the company's business is subject.

Product Support, page 67

32.   Please revise to briefly explain why the engaged members of the Ubiquiti Community provides a "self-sustaining" mechanism for rapid product support and dissemination of information.

Our Solution, page 69

33.   Please expand the final paragraph on page 70 to explain in what sense your unique business model provides you with a sustainable competitive advantage over incumbents.

Network Operator and Service Provider Case Study, page 72

34.   Please revise to briefly explain the technical terms you employ in explaining your diagram, such that they are more readily understood by your reader. Terms needing brief contextualization include "point to point" and "point to multipoint

connectivity," as well as "backhaul" "ISP," and CPE."

Products, page 74

35.   Please revise to explain how you will "leverage [y]our technology" to enter adjacent
       markets with products and solutions for enterprise WLAN, video surveillance,
       SCADA, and wireless backhaul.

Sales and Distribution, page 77

36.   Your reference to your "extensive network of distributors" appears to vary with risk
       factor disclosure at page 10 that discusses risks attendant upon your "limited number
       of distributors." Please revise to address the apparent discrepancy.

Competition, page 79

37.   Please revise, to the extent know or reasonably available, to identify your competitive
       position within your industry. Please see Item 101(c)(x) or Regulation S-K.

Executive Compensation, page 89

Base Salaries, page 89

38.   Please revise to identify the specific factors considered when setting the base salaries
       for the named executive officers in 2010. Explain how each person's skill sets,
       experience, responsibilities and contributions figured into the calculation of each
       named executive officer's base pay for that year, as well as how market conditions,
       geographic considerations, competitive market data and other factors factored into the
       decision.

Weighting of Compensation Components, page 90

39.   We note that your board of directors, and subsequently your compensation
       committee, reviewed "competitive market data" when setting each executive's total

compensation. Please disclose how the board, or compensation committee, used this data, and how compensation elsewhere in the industry compared to your compensation levels.

Note 7 Commitments and Contingences
Export Compliance Matters, page F-20

40.   Disclose the amount or range of reasonably possible losses in excess of the amount of accrued expense of $1.6 million for the export compliance matter, as required by ASC 450. If you conclude that you cannot estimate an amount or range of reasonably possible losses, please disclose this. In addition, in your response provide an explanation of the procedures you undertook at the end of fiscal 2010 and the subsequent interim period to develop a range of reasonably possible loss for disclosure.

Part II

Exhibits

41.   We note that you intend to file a Confidential Treatment Request with respect to Exhibits 10.12 and 10.13. Please note that any comments we may have regarding your request will be sent under separate cover.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Robert P. Latta, Esq.
      Wilson Sonsini Goodrich & Rosati